DWS Investment Management Americas, Inc.

100 Summer Street

Boston, MA 02110

September 13, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Alison White

RE:	Preliminary Proxy Statement on Schedule 14A under the Securities Exchange Act of 1934 for the DWS Funds (the “Funds”) (listed in Attachment)

Dear Ms. White:

This letter is submitted on behalf of the Funds in response to further comments of the Staff of the Securities and Exchange Commission (“SEC”) regarding the above-referenced Proxy Statement (“Proxy Statement”), filed on August 23, 2024, which comments were received via telephone on September 9, 2024.

The Staff’s comments are restated below, followed by the Fund’s responses.

1.	Comment: In connection with Proposal IV in the Proxy Statement, a proposal to modify an existing fundamental investment policy for the DWS Communications Fund, a prior comment from the Staff requested clarification of the distinction between concentrating in industries in the information technology and communication services sectors and concentrating in the information technology and communications industries. Please consider adding additional disclosure to the Proxy Statement to illustrate the distinction.

Response: The following disclosure has been added to the Proxy Statement: “Digital companies generally are companies that provide services or content primarily via the internet or other forms of electronic communication or digital technologies, including software, or that provide the physical infrastructure and/or equipment that enable the provision of such services. These digital companies are typically found within one of the following industries that make up the communication services and information technology sectors of the Global Industry Classification Standard, or GICS®: Software and Services, Technology Hardware and Equipment, Semiconductors and Semiconductor Equipment, Telecommunication Services and Media, and Entertainment.”

2.	Comment: The Staff’s prior comment on Proposal V in the Proxy Statement, regarding the assertion of the DWS Money Market Prime Series’ right to concentrate in the obligations of banks and other financial obligations after the modification of an existing fundamental investment policy, elicited a response that provided reasons that DWS believes support the fund’s ability to reserve such a right. While the Staff does not necessarily agree with your reasoning, please consider specifying in the Proxy Statement the type and nature of the bank instruments the fund may invest in, as well as the criteria used by DWS in evaluation and selection of such instruments.

Response: The Proxy Statement has been modified to include the following language: “The type and nature of bank instruments the fund may invest in include (but are not limited to) certificates of deposit, bankers’ acceptances, bank time deposits, commercial paper, and notes. Such bank instruments must meet the requirements of federal regulations which govern the quality, maturity, diversity and liquidity of instruments in which a money market fund may invest. Bank instruments the fund may invest in are screened by portfolio management and a credit team, weighing considerations such as credit quality, economic outlooks and possible interest rate movements.”

We expect to file the definitive Proxy Statement the week of September 16, 2024. If you have any additional questions please contact me at (617) 295-3681.

Very truly yours,

/s/Laura McCollum

Laura McCollum

Vice President and Senior Legal Counsel

DWS Investment Management Americas Inc.

cc: John Marten, Vedder Price LLC

Attachment

Funds and Registrants included in the Preliminary Proxy Statement

Registrant/Fund	File No.
Cash Account Trust	811-05970
DWS Government & Agency Securities Portfolio
DWS Tax-Exempt Portfolio
Deutsche DWS Asset Allocation Trust	811-08686
DWS Equity Sector Strategy Fund
DWS Multi-Asset Conservative Allocation Fund
DWS Multi-Asset Moderate Allocation Fund
Deutsche DWS Equity 500 Index Portfolio	811-06698
Deutsche DWS Global/International Fund, Inc.	811-04670
DWS Emerging Markets Fixed Income Fund
DWS ESG International Core Equity Fund
DWS Global Small Cap Fund
DWS International Growth Fund
DWS RREEF Global Infrastructure Fund
Deutsche DWS Income Trust	811-04049
DWS Global High Income Fund
DWS GNMA Fund
DWS High Income Fund
DWS Short Duration Fund
Deutsche DWS Institutional Funds	811-06071
DWS Equity 500 Index Fund
DWS S&P 500 Index Fund
Deutsche DWS International Fund, Inc.	811-00642
DWS CROCI® International Fund
DWS Emerging Markets Equity Fund
DWS Global Macro Fund
DWS Latin America Equity Fund
Deutsche DWS Investment Trust	811-00043
DWS Capital Growth Fund
DWS Core Equity Fund
DWS CROCI® Equity Dividend Fund
DWS CROCI® U.S. Fund
DWS ESG Core Equity Fund
DWS Large Cap Focus Growth Fund
DWS Small Cap Core Fund
DWS Small Cap Growth Fund
Deutsche DWS Market Trust	811-01236
DWS Global Income Builder Fund
DWS RREEF Real Assets Fund
Deutsche DWS Money Funds	811-02527
DWS Money Market Prime Series
Deutsche DWS Money Market Trust	811-03495
DWS Government Money Market Series
Deutsche DWS Municipal Trust	811-02671
DWS Managed Municipal Bond Fund
DWS Short-Term Municipal Bond Fund
DWS Strategic High Yield Tax-Free Fund
Deutsche DWS Portfolio Trust	811-00042

DWS Floating Rate Fund
DWS Total Return Bond Fund
Deutsche DWS Securities Trust	811-02021
DWS Communications Fund
DWS Enhanced Commodity Strategy Fund
DWS Health and Wellness Fund
DWS RREEF Global Real Estate Securities Fund
DWS RREEF Real Estate Securities Fund
DWS Science and Technology Fund
Deutsche DWS State Tax-Free Income Series	811-03657
DWS California Tax-Free Income Fund
DWS Massachusetts Tax-Free Fund
DWS New York Tax-Free Income Fund
Deutsche DWS Tax Free Trust	811-03632
DWS Intermediate Tax-Free Fund
Government Cash Management Portfolio	811-06073
Investors Cash Trust	811-06103
DWS Central Cash Management Government Fund
DWS Treasury Portfolio